RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

 Red Metal Reports Assay Results of 5.7 metres at 1.91% CuEq

VANCOUVER, BC, June 2nd, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMESF) is pleased to announce the assay results for four of the nine holes drilled in the Company's winter 2022 diamond drill program on its Carrizal  property.

Highlights

  Results for four drillholes out of nine holes drilled being reported are consistent with historic drilling
  FAR-022-020 5.7 metres of 1.10% Cu, 0.12% Co and 0.25 g/t Au, a first intercept on a new vein previously only sampled at surface, the Gordal Vein
  FAR-22-017 3.6 metres of 1.36% Cu, 0.01% Co and 0.42 g/t Au, this intercept confirms continuity of the mineralized structure and extends mineralization approximately 25 metres down dip to a vertical depth of approximately 200 metres on the south Farellon zone
  Mineralization remains open down dip on all areas drilled

Table 1: Assay Results(1)(2)

Drillhole	From	To	Length	Cu%	Co%	Au g/t	CuEq%
FAR-22-012	79.55	83.25	3.7	0.62	0.08	0.13	1.14
FAR-22-013	55.25	59.3	4.05	0.98	0.07	0.1	1.42
FAR-22-013	97.1	123	25.9	0.31	0.05	0.08	0.63
FAR-22-017	200.4	204	3.6	1.36	0.01	0.42	1.73
FAR-22-020	139.9	147.7	7.8	0.83	0.09	0.19	1.44
includes	142	147.7	5.7	1.10	0.12	0.25	1.91

(1) Widths are drill indicated core length as insufficient core drilling has been undertaken to determine true widths with at this time.

(2) CuEq% based on CuEq%= ((Cu lb/t*US$3.75.lb) +(Co lbs/t*US$20/lb) +(Au g/t*0.03215*US$1,750/oz)/US$3.75/lb Cu insitu value and does not account for metallurgical, refining or other losses

Caitlin Jeffs, President, CEO comments, "The results from our newly drilled Gordal Vein confirm we have potential for multiple veins on the property with the same style of mineralization and alteration as the historically drilled Farellon vein."

The 2,010 metre 2022 winter diamond drill program focused on extending known mineralization on the Farellon vein down dip on both the North and South ends of the 1.5 kilometre vein that had been historically drilled and also tested a new vein previously only sampled on surface.

Work is ongoing on the Carrizal property to continue to expand the Company's knowledge of the Gordal vein through mapping of structures and alteration on surface.  The first significant amount of diamond drilling has allowed the geological team to better understand the mineralized structures and associated alteration that can now be applied to the rest of the property. The mapping program will result in new targets which will be tested in the next phase of drilling.  Management believes there remains significant unrealized potential in the numerous veins observed on surface but not yet thoroughly investigated.

Figure 1 - FAR-22-020 Vertical Section

Figure 2 - FAR-22-017 Vertical Section

309000
309250
309500
309750
6889250
6889000
6888750
N
S
W
E
FAR-22-014
FAR-22-015
FAR-22-016
FAR-22-019
FAR-22-013
FAR-22-012
FAR-22-020
FAR-22-018
FAR-22-017
redmetal
RESOURCES
CARRIZAL
COPPER-GOLD-COBALT
PROPERTY
Lithology
Jurassic Canto del Agua Diorite
Devonian Metasediment
Farellon Quartz Veins
Farellon Shear Zone
Surface Samples - CuEq
Less than 1.0
1.0 - 3.0
3.0 - 5.0
5.0 - 7.0
Drilling
DH Collar
DH Trace
Drillhole Samples - CuEq
Greater than 3.0
0
0.25
0.5 km
PSAD 56 UTM 19S
1:4000

Figure 3 - Plan of drilling on Carrizal Property

QAQC

Red Metal has implemented a quality control program to comply with industry best practices for sampling, chain of custody and analyses. Certified copper gold reference standards, blanks and duplicates are inserted at the core processing site as part of the QA/QC program in addition to the control samples inserted by the lab. Samples are prepared and analyzed by ALS laboratories in La Serena, Chile and Lima, Peru. Samples are analyzed for gold using Fire Assay-AA techniques. All samples are analyzed using a 33 element 4 acid digestion ICP analysis method and copper samples over 10,000 ppm are analyzed again for just copper using the same analysis method. All results reported herein have passed QA/QC protocols.

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President, CEO of the Company and the Qualified Person as defined by National Instrument 43- 101.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com